Exhibit 2
AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION
BY AND BETWEEN, INTER ALIA, NYTEX PETROLEUM, INC., SUPREME
VACUUM SERVICES, INC. AND SUPREME FLUID SERVICES PARTNERS, LLC
     This Amended and Restated Agreement and Plan of Reorganization is made and entered into as of the 1st day of November, 2008, by and between Nytex Energy Holdings, Inc., a Delaware corporation (“Holdings”), Nytex Petroleum, Inc., a Delaware corporation (“Nytex”), Supreme Fluid Services Partners, LLC, a Texas limited liability company and a wholly-owned subsidiary of Nytex (“Partners”), Supreme Oilfield Services, Inc., a Delaware corporation in formation as a wholly-owned subsidiary of Holdings (“Purchaser”), Supreme Vacuum Services, Inc., a Texas corporation (“Seller”), Hill Martin (“Martin”), Goldwell Investments, Inc., a Texas corporation (“Goldwell”), and is joined in by Weldon Cude, Leo Quintanilla and Hector Quintanilla, the founders of Seller (together the “Founders”).
WITNESSETH:
     WHEREAS, Nytex, as successor in interest by merger to Nytex Petroleum, LLC, a Texas corporation (“Nytex LLC”), Seller and Partners, entered into a letter agreement dated March 11, 2008, as subsequently amended on May 15, 2008, June 17, 2008, June 20, 2008, June 30, 2008, August 14, 2008, and September 15, 2008;
     WHEREAS, Nytex, Seller and Partners wish to further amend such letter agreement, as amended, and to enter into a definitive agreement providing for the funding of Seller and the use of the proceeds of such funding;
     WHEREAS, $1,050,000 (One Million Fifty Thousand Dollars) of the funding of Seller as per such letter agreement, as amended, has previously occurred;
     WHEREAS, an additional $1,097,130.08 (One Million Ninety-Seven Thousand One Hundred Thirty Dollars and Eight Cents) is required to be added to the funding of Seller as per such letter agreement, as amended;
     WHEREAS, an additional funding of $350,000 (Three Hundred Fifty Thousand) in connection with improvements to Seller’s Mud Mixing Plant, Karnes City, Texas, as further detailed below; and
     WHEREAS, an additional $146,451 (One Hundred Forty Six Thousand Four Hundred Fifty One Dollars) is required to be contributed by Founders to Seller’s capital;
     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound hereby, the parties hereby agree as follows:
     1. Purchase and Sale of Stock.
     (a) Subject to the representations, warranties, agreements, terms and conditions hereinafter set forth, Seller hereby agrees to sell, transfer, assign and deliver to Purchaser and Purchaser agrees to purchase from Seller on the Closing Date (as hereinafter defined) an additional 1,754.747 of the authorized but unissued shares of Seller Common Stock (“Shares”) so that from and after the Closing Date Purchaser shall own an aggregate of 2,060.40 shares of Seller Common Stock and the total number of issued and outstanding shares of Seller Common Stock shall be 3,000 shares.
     (b) The purchase price for the Shares shall be $1,097,130.08 (One Million Ninety-Seven Thousand One Hundred Thirty Dollars and Eight Cents) payable in cash on the Closing Date.
     (c) Unless otherwise agreed, the closing of the sale of the Shares shall take place at the offices of Nytex located at 12222 Merit Drive, Suite 1850, Dallas, Texas 75251 on December 30, 2008 (“Closing Date”).
     2. Deliveries at Closing. At the closing on the Closing Date the following deliveries shall be made.
          (a) Purchaser shall deliver to Seller and the Founders
(i) A cashiers check payable to Seller in the amount of $1,097,130.08 (One Million Ninety-Seven Thousand One Hundred Thirty Dollars and Eight Cents).
(ii) An executed copy of the Revenue Distribution Agreement in the form attached hereto as Exhibit 2(a)(ii).
(iii) An executed copy of the Buy-Sell Agreement in the form attached hereto as Exhibit 2(a)(iii).
          (b) Purchaser shall deliver to the Voting Trustee (as hereinafter defined)
(i) An executed copy of the Voting Trust Agreement in the form attached hereto as Exhibit 2(b), naming Goldwell as Voting Trustee. As used herein, Voting Trustee shall mean Goldwell.
(ii) A stock certificate representing 590.4 of the Shares of Seller, issued in the name of Purchaser, accompanied by a blank stock power executed by Purchaser with signature guaranteed by either a bank or a member of the NYSE.
          (c) Martin shall deliver to the Voting Trustee
(i) An executed copy of the Voting Trust Agreement in the form attached hereto as Exhibit 2(c), naming Goldwell as Voting Trustee.
(ii) A stock certificate representing 75 of the Shares of Seller, issued in the name of Martin, accompanied by a blank stock power executed by Martin with signature guaranteed by either a bank or a member of the NYSE.

          (d) Seller shall deliver to Purchaser
(i) A stock certificate representing 1,470 of the Shares, issued in the name of Purchaser (so that with the shares of Purchaser held by the Voting Trustee, the total number of shares issued in the name of Purchaser shall be 2,060.40).
(iii) A copy of the Certificate of Incorporation of Seller, as amended, certified by the Secretary of State of Texas.
(iv) A copy of the By-laws of Seller, as amended, certified by the Secretary or Treasurer of Seller.
(v) An employment agreement in the form attached hereto as Exhibit 2(d)(iv) for key employees of Seller, which agreements may be finalized and delivered after the Closing Date in lieu of being delivered at the Closing Date.
(vi) A listing of all full-time employees of Seller.
(vii) Pay-off letters (hereinafter, the “Payoff Letters”) addressed to Seller and Goldwell from each of Ford Motor Credit Corporation, Financial Federal Credit, Inc. and Broadway National Bank (together, the “Creditors”), evidencing the amounts to be paid each such institution as of the Closing Date (hereinafter, “Payoff Amount”); provided, however, that the amount to be paid to Broadway National Bank shall not exceed $100,000.
          (e) Seller shall deliver to Goldwell a stock certificate representing 164.60 of the Shares.
          (f) Goldwell shall deliver to Purchaser
(i) An executed copy of its Voting Trust Agreement.
(ii) An executed copy of the Revenue Distribution Agreement in the form attached hereto as Exhibit 2(a)(ii).
(iii) An executed copy of the Buy-Sell Agreement in the form attached hereto as Exhibit 2(a)(iii).
          (g) Goldwell shall deliver to Martin
(i) An executed copy of his Voting Trust Agreement.
(ii) An executed copy of the Revenue Distribution Agreement in the form attached hereto as Exhibit 2(a)(ii).
(iii) An executed copy of the Buy-Sell Agreement in the form attached hereto as Exhibit 2(a)(iii).

     (h) Goldwell shall deliver to Seller
     (i) An aggregate amount $146,451 (One Hundred Forty Six Thousand Four Hundred Fifty One Dollars) as a contribution to capital.
     (ii) Evidence of the cancellation of obligations in the aggregate amount of $264,000 (Two Hundred Sixty Four Thousand Dollars) representing all prior indebtedness of Seller to Founders and their affiliates.
     3. Post-Closing Agreements of Holdings, Purchaser, Seller and Founders.
     (a) Pay-Off of Creditors and U.C.C. Termination Statements. On or immediately after the Closing Date, Seller, Goldwell and the Founders shall take all necessary action to pay the Payoff Amount to the Creditors. Contemporaneously therewith, Seller and the Founders shall obtain U.C.C. Termination Statements from each of the Creditors to reflect the release of collateral securing the Payoff Amount and further agree to take all necessary action to cause such U.C.C. Termination Statements to be recorded in such counties or other jurisdictions as shall be necessary to reflect the delivery to the Creditors of the Payoff Amount. Seller shall advise the Creditors prior to the Closing Date of the requirement that U.C.C. Termination Statements must be obtained in consideration for the payment of the Payoff Amount.
     (b) Purchase of Remaining Seller Stock. Following the Closing Date, Holdings, Purchaser and Goldwell agree to negotiate in good faith and to use their best efforts to effectuate the sale of the remaining shares of Seller Common Stock owned by Goldwell to Holdings and/or Purchaser.
     (c) Capital Contribution to Fund Mud Mixing Plant and Other Matters. Following the Closing Date, the parties agree that an aggregate of $350,000 (Three Hundred Fifty Thousand Dollars) will be contributed to the capital of Seller in connection with improvements to Seller’s Mud Mixing Plant, Karnes City, Texas. Of such amount, $109,620 (One Hundred Nine Thousand Six Hundred Twenty Dollars) shall be due and payable by the Founders and/or Goldwell and $240,380 (Two Hundred Forty Thousand Three Hundred Eighty Dollars) will be due and payable by Holdings and/or Purchaser. Such amounts shall be due and payable upon ten (10) business days prior written notice given by Weldon Cude to the Founders, Goldwell, and Holdings and/or Purchaser. No additional shares of Seller Common Stock shall be issued in connection with such capital contributions. Thereafter, 51% of the funding requirements for capital improvements and/or cash calls shall be borne by Goldwell and the Founders until their voting interest in Seller becomes equal to their percentage ownership interest in Seller in accordance with the terms of Exhibit 2(b).
     (d) Remaining Personal Guarantees of Founders and Goldwell. The parties acknowledge and agree that (i) Seller is indebted to, among others, Broadway National Bank and General Electric Capital Corporation, (ii) the Founders and Goldwell have personally guaranteed such debt and (iii) such guarantees will remain after the Closing Date. Until such time as these personal guarantees have been extinguished in full, the Board of Directors of Seller shall consist of five members, three of whom shall be named by the Founders and two of whom shall be named by Holdings. Notwithstanding such agreement, Seller shall not be permitted to merge or consolidate with any other corporation or other entity, or sell all or substantially all of its assets to another corporation, other entity or person other than upon the unanimous approval of the five directors. The By-Laws of Seller shall upon the execution of this Agreement be deemed to be amended by the provisions of this Section 3(d) and a notation shall be made to the By-Laws of Seller referencing this Section 3(d).
     (e) Reregistration of Shares. Seller agrees to reregister in the name of Purchaser any shares of Seller Common Stock previously issued to Partners so that all 2,060.40 shares of Seller Common Stock referred to in Section 1(a) shall be owned of record by Purchaser.
     4. Representations, Warranties and Agreements of Seller. Seller hereby covenants, represents, warrants and agrees with Holdings and Purchaser as follows:
     (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Seller has all requisite corporate power to own, operate and lease the properties and assets it now owns, operates and leases and to carry on its business as presently conducted. Seller is duly qualified to transact business as a foreign corporation and is in good standing in those states in which it is required by local law to be so qualified.
     (b) Seller has an authorized capitalization consisting of 4,000 shares of Common Stock, no par value, of which 1,005.653 are currently issued and outstanding. All such shares are validly issued, fully paid and non-assessable. When delivered pursuant to the terms of this Agreement, the Shares shall be validly issued, fully paid and non-assessable. There are no outstanding options, warrants, contracts, calls, conversion rights or commitments relating to the authorized but not outstanding shares of Common Stock.
     (c) Neither Seller’s Articles of Incorporation, as amended, nor its By-Laws have been amended since the date of certification thereof, nor has any action been taken for the purpose of effecting any amendment of such instrument, except as otherwise provided herein.
     (d) Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the Board of Directors of Seller, and no other proceeding on the part of Seller is necessary to approve and authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
     (e) This Agreement has been duly executed and delivered by Seller and constitutes its valid and binding Agreement, enforceable in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in law or in equity.

     (f) Seller has all approvals, authorizations, consents, licenses, orders, registrations or permits of all federal governmental regulatory agencies required for its business as presently or proposed to be conducted, other than those the absence of which would not have a materially adverse effect upon the business and operations of Seller taken as a whole.
     (g) Seller is not aware of any contract, agreement, arrangement, understanding, note, bond, indenture, mortgage, security agreement, lease, license, franchise, permit, agreement or other instrument or obligation to which Seller is a party, or by which Seller or any of its properties or assets may be bound, whether written or oral, other than set forth in Exhibit 4(g) attached hereto (the “Contracts”).
     (h) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not: (i) violate or conflict with any provision of the Articles of Incorporation, as amended, or By-Laws of Seller, (ii) breach, violate or constitute an event of default (or an event which with the lapse of time or the giving of notice or both would constitute an event of default) under, give rise to any right of termination, cancellation, modification or acceleration under, or require any consent or the giving of any notice under, any Contract, or result in the creation of any lien, claim or encumbrance or other right of any third party of any kind whatsoever upon the properties or assets of Seller pursuant to the terms of any such Contract, other than any breach, violation, default, termination, cancellation, modification or acceleration which would not have a material adverse effect on its properties and business taken as a whole, (iii) violate or conflict with any law, statute, ordinance, code, rule, regulation, judgment, order, writ, injunction, decree or other instrument of any federal, state, local or foreign court or governmental or regulatory body, agency or authority applicable to Seller or by which any of its properties or assets may be bound except for such violations and conflicts which would not have a material adverse effect on its properties and business taken as a whole, or (iv) require, on the part of Seller, any filing or registration with, or permit, license, exemption, consent, authorization or approval of, or the giving of any notice to, any governmental or regulatory body, agency or authority, other than any filing, registration, permit, license, exemption, consent, authorization, approval or notice which if not obtained would not have a material adverse effect on its properties and business taken as a whole.
     (i) Seller owns or leases all assets, equipment and personal property that are used in its business and such assets, equipment and personal property that are owned by Seller are fully paid for and there are no outstanding conditional sales contracts, mortgages or other liens or encumbrances on any of said assets, equipment and personal property except as set forth in Exhibit 4(i).
     (j) There are no suits, actions, claims, proceedings (including, without limitation, arbitral or administrative proceedings) or investigations pending or, threatened against Seller or its properties, assets or business or, pending or threatened against any of the officers, directors, employees, agents or consultants in connection with the business of Seller. There are no such suits, actions, claims, proceedings or investigations pending against Seller, or threatened against Seller challenging the validity or propriety of the transactions contemplated by this Agreement. There is no judgment, order, injunction, decree or award (whether issued by a court, an arbitrator or an administrative agency) to which the Seller is a party, or involving its properties, assets or business, which is unsatisfied or which requires Seller’s continuing compliance.
     (k) Seller is not liable as a guarantor or surety in connection with the obligation of any other person, partnership, corporation or other entity and no person has the power to confess judgment against Seller except as set forth in Exhibit 4(k).
     (l) The current stockholders of Seller are Goldwell and Purchaser.
     All of the foregoing covenants, warranties, representations, and agreements shall survive the Closing Date.
     5. Additional Representations, Warranties and Agreements of Seller. Seller hereby covenants, represents, warrants and agrees with Purchaser as follows:
     (a) Seller is not aware of any infringing uses of any of its copyrights or tradenames.
     (b) Seller’s present business activities or products do not infringe any intellectual property rights of others, including without limitation any and all patents, trademarks, tradenames and copyrights.
     (c) Seller on the Closing Date shall wire or otherwise disburse to the Creditors the Payoff Amounts set forth in the Payoff Letters.
     All of the foregoing covenants, warranties, representations, and agreements shall survive the Closing Date.
     6. Representations, Warranties and Agreements of Holdings and Purchaser. Holdings and Purchaser (hereinafter, the “Companies” or in the singular a “Company”) hereby covenant, represent, warrant and agree with Seller as follows:
     (a) Each Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
     (b) Each Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly approved by the Board of Directors of each Company, and no other proceeding on the part of the Companies is necessary to approve and authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.
     (c) This Agreement has been duly executed and delivered by the Companies and constitutes their valid and binding Agreement, enforceable in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general principles of equity, regardless of whether such enforceability is considered in a proceeding in law or in equity. Each Company has full right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.
     (d) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate or conflict with (i) any provision of the Certificate of Incorporation or By-Laws of the Companies, (ii) any resolution adopted by the Board of Directors of the Companies, (iii) any legal requirement or order to which the Companies may be subject or (iv) any contract to which any Company is a party or by which any Company may be bound. No Company is required to give any party notice of or obtain any consent from any person in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated thereby.
     (e) Purchaser is acquiring the Shares for investment for its own account and not with a view to the distribution of any part thereof. Purchaser acknowledges that the Shares have not been registered under U.S. federal or applicable state securities laws or the laws of any other jurisdiction and cannot be resold without registration under such laws or an exemption therefrom. Purchaser further acknowledges that (i) it has knowledge and experience in financial and business matters, that it is capable of evaluating the merits and risks of an investment in the Shares and that it can bear the economic risk of an investment in the Shares and (ii) it has had the opportunity to conduct an independent due diligence review of Seller.
     All of the foregoing covenants, warranties, representations, and agreements shall survive the Closing Date.
     7. Miscellaneous Provisions.
     (a) Waiver. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant or agreement contained herein may be waived only by a written notice from the party or parties entitled to the benefits thereof. No failure by any party hereto to exercise, and no delay in exercising, any right hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or future exercise of that right by that party.
     (b) Notices. All notices and other communications hereunder shall be deemed given if given in writing and delivered personally, by registered or certified mail, return receipt requested, postage prepaid, or by overnight courier to the party to receive the same at its respective address (or at such other address as may from time to time be designated by such party to the others in accordance with this subsection).
     (c) Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, administrators, executors and personal representatives and permitted assigns. Neither this Agreement nor any rights, duties or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties hereto, except that vested rights to receive payment or to initiate legal action with respect to causes of action that have accrued hereunder shall be assignable by devise, descent or operation of law.

     (d) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     (e) Headings. The headings contained in this Agreement are solely for convenience of reference, are not part of the agreement of the parties and shall not be used in construing this Agreement or in any way affect the meaning or interpretation of this Agreement.
     (f) Entire Agreement. This Agreement, and the certificates and other instruments and documents delivered pursuant hereto, together with the other agreements referred to herein and to be entered into pursuant hereto, embody the entire agreement of the parties hereto in respect of, and there are no other agreements or understandings, written or oral, among the parties relating to, the subject matter hereof. This Agreement supersedes all prior agreements and understandings, written or oral, between the parties with respect to such subject.
     (g) Governing Law. The parties hereby agree that this Agreement, and the respective rights, duties and obligations of the parties hereunder, shall be governed by and construed in accordance with the laws of the State of Texas. At such time as all guaranties of Goldwell and Weldon P. Cude, Leo Quintanilla and Hector Quintanilla for liabilities relating to the Seller have been paid or released, this Agreement, and the respective rights, duties and obligations of the parties hereunder, shall be governed by and construed in accordance with the laws of the State of Delaware.
     (h) Severability. In any case one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the foregoing provisions contained herein and therein shall not in any way be otherwise affected or impaired thereby.
     (i) Brokerage Commissions and Expenses. Except as set forth herein, the parties agree that there is no commission due any broker or finder in connection with this Agreement or the transactions contemplated herein. Each party hereto shall bear all of their own fees, costs and expenses relating to the transactions covered by this Agreement, including, without limitation, the fees and expenses of their respective counsel, accountants, brokers and financial advisors.
     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Nytex Energy Holdings, Inc.	Nytex Petroleum, Inc.

By:	By:

Supreme Fluid Services Partners, LLC	Supreme Oilfield Services, Inc.

By:	By:

Supreme Vacuum Services, Inc.

By:

Hill Mart in

Weldon Cude	Hector Quintanilla	Leo Quintanilla

Goldwell Investments, Inc.

By:

EXHIBIT LIST

Revenue Distribution Agreement	Exhibit 2(a)(ii)

Buy-Sell Agreement	Exhibit 2(a)(iii)

Voting Trust Agreement	Exhibit 2(b)

Voting Trust Agreement	Exhibit 2(c)

Employment Agreements	Exhibit 2(d)(iv)

Seller Financing Agreements	Exhibit 4(i)

Seller Guarantees	Exhibit 4(k)